Acacia Research Corporation

500 Newport Center Drive

Newport Beach, CA 92660

October 17, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eiko Yaoita Pyles, Staff Accountant

Re:	Extension of response period to United States Securities and Exchange Commission Staff (the “Staff”) comments made by letter dated September 24, 2013

Dear Ms. Pyles:

Acacia Research Corporation (the “Company”) is in receipt of the Staff comments made by letter dated September 24, 2013 (the “Comment Letter”) in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 (File No. 000-26068). The Comment Letter requests that the Company provide responses to the Staff comments contained therein “within ten business days [of the receipt of the Comment Letter]” or that the Company advise the Staff when the Company will provide the requested response. The Company previously notified the Staff on October 4, 2013 that the Company intended to provide its responses to the Staff comments contained in the Comment Letter on October 18, 2013. The Company has since determined that it may require up to ten (10) additional business days to provide its responses to the Staff comments contained in the Comment Letter. Therefore, the Company hereby notifies the Staff that the Company intends to provide its responses to the Staff comments contained in the Comment Letter no later than November 1, 2013.

Should you have any questions regarding the above, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s legal counsel, at (949) 725-4117.

Very truly yours,

ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes

Clayton J. Haynes

Chief Financial Officer and Treasurer